SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Marathon Acquisition Corp.

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(Name of Issuer)

Common Stock, Par Value $0.0001 per share

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(Title of Class of Securities)

565756103

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(CUSIP Number)

Michael S. Gross

c/o Marathon Acquisition Corp.

500 Park Avenue, 5th Floor

New York, NY 10022

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(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 23, 2008

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Continued on following pages

SCHEDULE 13D

CUSIP No. 565756103

(1)	Name of reporting person.
Michael S. Gross
(2)	Check the appropriate box if a member of a group (see instructions)
(a)|_| (b)|X|
(3)	SEC use only.
(4)	Source of funds (see instructions).
PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|
(6)	Citizenship or place of organization.
United States of America
Number of shares beneficially owned by each reporting person with (also see Items 4 and 5):	(7)	Sole voting power: 16,536,300(1)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 16,536,300(1)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4).
16,536,300(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares | | (see instructions).
13	Percent of class represented by amount in Row (11) (also see Item 5).
30.1%(2)
(14)	Type of reporting person (see instructions).
IN

_______

(1) Reflects the aggregate amount beneficially owned as of June 30, 2008.

(2) Based upon 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of March 13, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007 and the 5,500,000 shares of Common Stock underlying the Founder Warrants held by Marathon Investors, LLC.

SCHEDULE 13D

CUSIP No. 565756103

(1)	Name of reporting person.
Marathon Founders, LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a)|_| (b)|X|
(3)	SEC use only.
(4)	Source of funds (see instructions).
AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|
(6)	Citizenship or place of organization.
Delaware
Number of shares beneficially owned by each reporting person with (also see Items 4 and 5):	(7)	Sole voting power: 9,225,000(1)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,225,000(1)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4).
9,225,000(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares |X| (see instructions).
13	Percent of class represented by amount in Row (11) (also see Item 5).
18.7%(2)
(14)	Type of reporting person (see instructions).
OO

_______

(1)         Reflects the aggregate amount beneficially owned as of June 30, 2008.

(2)         Based on 49,410,850 shares of Common Stock outstanding as of March 13, 2008, as reported in the Issuer’s Form 10-K filed for the year ended December 31, 2007.

SCHEDULE 13D

CUSIP No. 565756103

(1)	Name of reporting person.
Marathon Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a)|_| (b)|X|
(3)	SEC use only.
(4)	Source of funds (see instructions).
AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|
(6)	Citizenship or place of organization.
Delaware
Number of shares beneficially owned by each reporting person with (also see Items 4 and 5):	(7)	Sole voting power: 5,500,000(1)
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,500,000(1)
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4).
5,500,000(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares |X| (see instructions).
13	Percent of class represented by amount in Row (11) (also see Item 5).
10.0%(2)
(14)	Type of reporting person (see instructions).
OO

_______

(1)         Reflects the aggregate amount beneficially owned as of June 30, 2008.

(2)         Based upon 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of March 13, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007 and the 5,500,000 shares of Common Stock underlying the Founder Warrants held by Marathon Investors, LLC.

Item 1. Security and Issuer.

Title and class of securities: Common Stock, par value $0.0001 per share (“Common Stock”).

Issuer: Marathon Acquisition Corp. (“Marathon”).

Name and address of the principal executive office of the Issuer: Marathon Acquisition Corp. 500 Park Avenue, 5th Floor, New York, NY 10022.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

i.	Michael S. Gross (“Mr. Gross”);

ii.	Marathon Founders, LLC (“Marathon Founders”), a Delaware limited liability company; and

iii.	Marathon Investors, LLC (“Marathon Investors”) a Delaware limited liability company.

(b)	The business address of the Reporting Persons is 500 Park Avenue, 5th Floor, New York, NY 10022.

(c)

Mr. Gross is the co-chairman of the investment committee of Magnetar Financial LLC, an investment manager, and a senior partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. In addition, Mr. Gross is the chairman, chief executive officer and managing member of Solar Capital, LLC. Mr. Gross is also the owner and managing member of Marathon Founders and Marathon Investors. Marathon Founders’ sole business purpose is to hold shares of Common Stock purchased prior to Marathon’s initial public offering. Marathon Investors’ sole business purpose is to hold warrants exercisable for Common Stock purchased immediately prior to Marathon’s initial public offering. The principal business address of the Reporting Persons is 500 Park Avenue, 5th Floor, New York, NY 10022.

(d)	None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gross is a citizen of the United States of America.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

Item 3. Source and Amount of Funds or Other Consideration.

On June 4, 2008, Mr. Gross entered into a Stock Purchase Plan (the “Stock Purchase Plan”) by and between Mr. Gross and Citigroup Global Markets Inc. (“CGM”) in accordance with the guidelines of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under which Mr. Gross placed a limit order with CGM to purchase up to two million shares of Marathon’s Common Stock at a price of $8.00 per share or below. Mr. Gross is personally funding the bank account at CGM from which these purchases are being made. Both the Stock Purchase Plan, which is attached as Exhibit 1 to this Schedule 13D, and the information set forth in Item 4 of this Schedule 13D are hereby incorporated by reference herein.

Item 4. Purpose of Transaction.

Marathon was formed on April 27, 2006 as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses (a “Business Combination”). Marathon Founders, which is owned and controlled by Mr. Gross, and certain individuals were the founding shareholders of Marathon (the “Founders”), having purchased 9,225,000 shares of Common Stock and 150,000 shares of Common Stock, respectively (the “Founders’ Common Stock”) in private placements that occurred prior to Marathon’s initial public offering (the “IPO”) on August 30, 2006, in which Marathon offered for sale 37,500,000 of its units, each unit consisting for one share of Common Stock and one warrant (the “Warrants”). On September 27, 2006 the underwriters exercised their over-allotment option and purchased an additional 2,535,850 units, for an aggregate of 40,035,850 units sold to the public in connection with the IPO. In addition, on May 11, 2006 Marathon Investors, which is owned and controlled by Mr. Gross, agreed to purchase an aggregate of 5,500,000 warrants (the “Founder Warrants”) at a purchase price of $1.00 per warrant in a private placement that occurred immediately prior to the consummation of Marathon’s IPO pursuant to a purchase agreement (the “Founder Warrant Purchase Agreement”). The Warrants and the Founder Warrants were issued pursuant to a Warrant Agreement, dated as of August 30, 2006 by and between Marathon and The Bank of New York, a New York trust company (the successor thereto under the Warrant Agreement, Mellon Investor Services LLC, a New Jersey limited liability company), as Warrant Agent, (the “Warrant Agreement”). Each Warrant entitles the holder to purchase one share of Common Stock at a price of $6.00. Pursuant to the Warrant Agreement, the Founder Warrants held by Marathon Investors, LLC (i) will not be exercisable until the consummation of a Business Combination, (ii) will not be transferable or salable by Marathon Investors or its permitted transferees until Marathon completes a Business Combination and (iii) may not be redeemed by Marathon while they are held by Marathon Investors or a permitted transferee. The Warrants and the Founder Warrants will expire on August 24, 2010, unless earlier redeemed. The conditions to exercise the Founder Warrants by Marathon Investors have not yet been satisfied.

On March 18, 2008, Marathon entered into a supplemental agreement (the “First Supplemental Founder Warrant Purchase Agreement”) to the Founder Warrant Purchase Agreement to correct an inconsistency in Exhibit B to the Founder Warrant Purchase Agreement, which sets forth the restrictive legend to be placed on the Founder Warrants.

On March 18, 2008, Marathon entered into a supplemental agreement (the “First Supplemental Warrant Agreement”) to correct a defective provision, consistent with the terms of the Warrant Agreement and the disclosure contained in Marathon’s Prospectus, dated August 24, 2006, as to that number of authorized shares underlying the Warrant Certificates (as such term is defined in the Warrant Agreement) that Marathon may execute pursuant to the Warrant Agreement.

On March 21, 2008, Marathon entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among Marathon, GSL Holdings, CMA CGM and Global Ship Lease, which was amended on June 2, 2008 (the “Merger Amendment”), pursuant to which Marathon will merge with and into GSL Holdings, its newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease will merge with and into GSL Holdings, with GSL Holdings continuing as the surviving company incorporated in the Republic of the Marshall Islands and to be renamed “Global Ship Lease, Inc.” (such mergers collectively, the “Merger”).

As a result of the Merger, each holder of a share of Marathon Common Stock issued and outstanding immediately prior to the effective time of the Merger will receive Class A common shares of GSL Holdings, except that Marathon Founders and other initial stockholders will receive an aggregate of 5,000,000 Class B common shares of GSL Holdings in lieu of an equal number of Class A common shares; and CMA CGM will receive $66,570,135 in cash, 7,844,600 Class A common shares of GSL Holdings, 5,000,000 Class B common shares of GSL Holdings, and 12,375,000 Class C common shares of GSL Holdings. The rights of holders of Class B common shares will be identical to those of holders of Class A common shares subject to meeting certain tests, except that the holders of Class B common shares will not be entitled to receive any dividends with respect to any quarter prior to the first quarter of 2009 and their dividend rights will be subordinated to those of holders of Class A common shares until at least the third quarter of 2011. The rights of holders of Class C common shares will be identical to those of holders of Class A common shares, except that holders of Class C common shares will not be entitled to receive any dividends and the Class C common shares will convert into Class A common shares on a one-for-one basis on January 1, 2009.

On March 24, 2008, Marathon entered into a second supplemental agreement (the “Second Supplemental Warrant Agreement”) to the Warrant Agreement to alter certain rights affecting the Sponsor Warrants (as such term is defined in the Warrant Agreement), consistent with the terms of the Warrant Agreement and having received unanimous consent from all of the holders of the Sponsor Warrants, to provide that (i) the Sponsor Warrants must be exercised on a cashless basis and (ii) the Sponsor Warrants would be subject to Marathon’s right of Redemption (as such term is defined in the Warrant Agreement), in each case, if and only if the Merger is consummated.

Mr. Gross entered into the Stock Purchase Plan on June 4, 2008. Pursuant to the Stock Purchase Plan, Mr. Gross placed a limit order with CGM to purchase Marathon’s Common Stock at a price of $8.00 or less until the earlier of (i) Mr. Gross having purchased two million shares under the Stock Purchase Plan or (ii) the end of the business day immediately preceding the record date for the meeting of stockholders at which Marathon’s Business Combination is to be voted upon by Marathon’s stockholders. Marathon has set July 7, 2008 as its record date. Purchases under the Stock Purchase Plan began on June 4, 2008. As of June 30, 2008, Mr. Gross has purchased 1,811,300 shares of Marathon’s Common Stock during the period from June 4, 2008 to June 30, 2008 for an average price per share of $7.85, as set out in the below schedule:

TRADING DATE	NUMBER OF SHARES* PURCHASED	AVERAGE PRICE PER SHARE* $	WHERE AND HOW AFFECTED	TOTAL $
June 4, 2008	43,400	7.8454	American Stock Exchange (Purchase)	340,490.36
June 5, 2008	200,000	7.8500	American Stock Exchange (Purchase)	1,570,000.00
June 6, 2008	43,000	7.8400	American Stock Exchange (Purchase)	337,120.00
June 9, 2008	50,000	7.8406	American Stock Exchange (Purchase)	392,030.00
June 10, 2008	50,000	7.8258	American Stock Exchange (Purchase)	391,290.00
June 11, 2008	40,000	7.8002	American Stock Exchange (Purchase)	312,008.00
June 12, 2008	50,000	7.8296	American Stock Exchange (Purchase)	391,480.00
June 13, 2008	50,000	7.8393	American Stock Exchange (Purchase)	391,965.00
June 16, 2008	50,000	7.8400	American Stock Exchange (Purchase)	392,000.00
June 17, 2008	50,000	7.8417	American Stock Exchange (Purchase)	392,085.00
June 18, 2008	50,000	7.8455	American Stock Exchange (Purchase)	392,275.00
June 19, 2008	132,800	7.8516	American Stock Exchange (Purchase)	1,042,692.48
June 20, 2008	132,800	7.8617	American Stock Exchange (Purchase)	1,044,033.76
June 23, 2008	250,000	7.8600	American Stock Exchange (Purchase)	1,965,000.00
June 24, 2008	134,200	7.8583	American Stock Exchange (Purchase)	1,054,583.86
June 25, 2008	134,200	7.8564	American Stock Exchange (Purchase)	1,054,328.88

June 26, 2008	134,200	7.8580	American Stock Exchange (Purchase)	1,054,543.60
June 27, 2008	134,200	7.8539	American Stock Exchange (Purchase)	1,053,993.38
June 30, 2008	82,500	7.8292	American Stock Exchange (Purchase)	645,909.00
TOTAL	1,811,300	7.8495		$ 14,217,828.32

*              Shares of Common Stock were purchased over the day, and the aggregate amount and average price are indicated. Excludes brokerage commissions.

The foregoing acquisitions of shares of Common Stock were made by Mr. Gross for investment purposes. Mr. Gross intends to review his investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Marathon, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of Marathon owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of this Item 4.

Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its future courses of action (as well as to the specific elements therein), each Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: Marathon’s business and prospects; other developments concerning Marathon and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Marathon. Except as set forth herein (and after giving effect to the proposed Business Combination), the Reporting Persons have no present plans or proposals that relate to or that would result in:

(a)	The acquisition by any person of additional securities of Marathon, or the disposition of securities of Marathon;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Marathon;

(c)	a sale or transfer of a material amount of assets of Marathon;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Marathon;

(f)	any other material change in Marathon’s business or corporate structure;

(g)	changes in Marathon’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Marathon by any person;

(h)

causing a class of securities of Marathon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of securities of Marathon becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

(j)	any action similar to any of those enumerated above.

The Stock Purchase Plan, the Warrant Agreement, the Founder Warrant Purchase Agreement, the Merger Agreement, the Merger Amendment, the First Supplemental Founder Warrant Purchase Agreement, the First Supplemental Warrant Agreement and the Second Supplemental Warrant Agreement, or forms thereof, which are filed as Exhibits 1 through 8 hereto, respectively, are each incorporated by reference herein and the descriptions of such documents in this Schedule 13D are qualified in their entirety by reference to such documents.

Item 5. Interest in Securities of the Issuer.

(a)

The information required by this paragraph is set forth in rows (11) through (13) of the cover page of this Schedule 13D and is incorporated herein by reference. As of June 30, 2008, the Reporting Persons are the beneficial owner of an aggregate of approximately 30.1% of the issued and outstanding Common Stock (based upon 54,910,850 outstanding shares, which includes the 49,410,850 shares of Common Stock issued and outstanding as of March 13, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007 and the 5,500,000 shares of Common Stock underlying the Founder Warrants). Marathon Founders holds 9,225,000 of the shares of Common Stock of Marathon beneficially owned by Mr. Gross. Marathon Investors holds 5,500,000 Founder Warrants that are exercisable upon the consummation of a Business Combination for 5,500,000 shares of Common Stock that will be beneficially owned by Mr. Gross. Mr. Gross may be considered to have beneficial ownership of Marathon Founders’ and Marathon Investors’ interests in Marathon. Mr. Gross disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(b)	The response of the Reporting Persons to (i) rows (7) through (10) of the cover page of this statement and (ii) Item 5(a) are incorporated herein by reference.

(c)

Other than the purchases pursuant to the Stock Purchase Plan described in Item 4 herein and incorporated herein by reference, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	Stock Purchase Plan, dated June 4, 2008, by and between Michael S. Gross and Citigroup Global Markets Inc.

2.

Form of Warrant Agreement by and between Marathon Acquisition Corp. and Bank of New York, incorporated by reference to Exhibit 4.4 to Amendment No. 5 to Marathon’s Registration Statement on Form S-1 (File No. 333- 134078) filed on August 23, 2006.

3.

Founder Warrant Purchase Agreement, dated as of May 11, 2006, by and between Marathon and Marathon Investors, LLC, incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Marathon’s Registration Statement on Form S-1 (File No. 333-141593) filed on June 29, 2006.

4.

Agreement and Plan of Merger, dated as of March 21, 2008 by and among Marathon, GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon’s Current Report on Form 8-K filed on March 25, 2008.

5.

Amendment to Agreement and Plan of Merger, dated June 2, 2008 by and among Marathon, GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon’s Current Report on Form 8-K filed on June 3, 2008.

6.

First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, by and between Marathon and Marathon Investors, LLC., incorporated by reference to Exhibit 4.1 to Marathon’s Current Report on Form 8-K filed on March 25, 2008.

7.

First Supplemental Warrant Agreement, dated March 18, 2008, by and between Marathon and Bank of New York, as Warrant Agent., incorporated by reference to Exhibit 4.2 to Marathon’s Current Report on Form 8-K filed on March 25, 2008.

8.

Second Supplemental Warrant Agreement, dated March 24, 2008, by and between Marathon and Bank of New York, as Warrant Agent, incorporated by reference to Exhibit 4.3 to Marathon’s Current Report on Form 8-K filed on March 25, 2008.

9.	Joint Filing Agreement dated June 27, 2008, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2008

By:	/s/ Michael S. Gross
Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

MARATHON INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member